UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 15)*

                             Cornell Companies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    219141108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Thomas R. Hudson Jr.
                               Pirate Capital LLC
                        200 Connecticut Avenue, 4th Floor
                                Norwalk, CT 06854
                                 (203) 854-1100
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 5, 2007
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

----------

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                            -----------------
CUSIP NO. 219141108               SCHEDULE 13D                 PAGE 2 OF 6 PAGES
-------------------                                            -----------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               PIRATE CAPITAL LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                        (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM
      2(d) or 2(e)                                                      |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

                              0
                        --------------------------------------------------------
 NUMBER OF              8     SHARED VOTING POWER
  SHARES
BENEFICIALLY                  2,321,100
  OWNED BY
    EACH                --------------------------------------------------------
 REPORTING              9     SOLE DISPOSITIVE POWER
PERSON WITH
                              0
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              2,321,100
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

      2,321,100
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      16.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IA
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                            -----------------
CUSIP NO. 219141108               SCHEDULE 13D                 PAGE 3 OF 6 PAGES
-------------------                                            -----------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              THOMAS R. HUDSON JR.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                        (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM
      2(d) or 2(e)                                                      |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

                              6,911
                        --------------------------------------------------------
 NUMBER OF              8     SHARED VOTING POWER
  SHARES
BENEFICIALLY                  2,321,100
  OWNED BY
    EACH                --------------------------------------------------------
 REPORTING              9     SOLE DISPOSITIVE POWER
PERSON WITH
                              6,911
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              2,321,100
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

      2,328,011
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      16.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                            -----------------
CUSIP NO. 219141108               SCHEDULE 13D                 PAGE 4 OF 6 PAGES
-------------------                                            -----------------

The Schedule 13D filed on July 6, 2004 by Pirate Capital LLC, a Delaware limited liability company ("Pirate Capital"), and Thomas R. Hudson Jr. (together, the "Reporting Persons"), relating to the shares of common stock, $0.001 par value ("Shares"), of Cornell Companies, Inc. (the "Issuer"), is hereby amended by this Amendment No. 15. The principal executive office of the Issuer is located at 1700 West Loop South, Suite 1500, Houston, Texas 77027.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Funds for the purchase of the Shares reported herein were derived from available capital of the Holders (as defined below). A total of approximately $31,646,387 was paid to acquire such Shares.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

On March 5, 2007, Thomas R. Hudson Jr., the Manager of Pirate Capital, resigned as a member of the Board of Directors of the Issuer. A copy of the related press release issued by Pirate is attached hereto as Exhibit 12 and incorporated by reference herein.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

      (a) The Reporting Persons beneficially own 2,328,011 Shares, constituting approximately 16.5% of the Shares outstanding.

      The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 14,062,898 Shares outstanding as reported in the Issuer's definitive proxy statement filed December 21, 2006.

      (b) By virtue of its position as general partner of Jolly Roger Fund LP, Pirate Capital has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 606,400 Shares held by Jolly Roger Fund LP. By virtue of an agreement with Jolly Roger Offshore Fund LTD (together with Jolly Roger Fund LP, the "Holders"), Pirate Capital has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 1,714,700 Shares held by Jolly Roger Offshore Fund LTD. By virtue of his position as sole Manager of Pirate Capital, Thomas R. Hudson Jr. is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which Pirate Capital has voting power or dispositive power. Accordingly, Pirate Capital and Thomas R. Hudson Jr. are deemed to have shared voting power and shared dispositive power with respect to an aggregate of 2,321,100 Shares, and Thomas R. Hudson Jr. is deemed to have sole voting and sole dispositive power with respect to an aggregate of 6,911 Shares.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit 1 - Joint Filing Agreement (previously filed)

Exhibit 2 - Letter to Issuer (previously filed)

Exhibit 3 - Letter to Issuer (previously filed)

Exhibit 4 - Letter to Issuer (previously filed)

Exhibit 5 - Letter to Issuer (previously filed)

Exhibit 6 - Letter to Issuer (previously filed)

Exhibit 7 - Letter to Nominee (previously filed)

Exhibit 8 - Nomination Letter (previously filed)

Exhibit 9 - Press Release (previously filed)

Exhibit 10 - Rule 10b5-1 Trading Plan (previously filed)

Exhibit 11 - Voting Agreement (previously filed)

Exhibit 12 - Press Release

-------------------                                            -----------------
CUSIP NO. 219141108               SCHEDULE 13D                 PAGE 5 OF 6 PAGES
-------------------                                            -----------------

                                   SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2007

                                        PIRATE CAPITAL LLC

                                        By: /s/ Thomas R. Hudson Jr.
                                            ---------------------------
                                            Name: Thomas R. Hudson Jr.
                                            Title: Managing Member

                                        /s/ Thomas R. Hudson Jr.
                                        -------------------------------
                                        Thomas R. Hudson Jr.

-------------------                                            -----------------
CUSIP NO. 219141108               SCHEDULE 13D                 PAGE 6 OF 6 PAGES
-------------------                                            -----------------

                                  EXHIBIT INDEX

The Exhibit Index of the Schedule 13D is hereby amended and restated as follows:

Exhibit 1 - Joint Filing Agreement (previously filed)

Exhibit 2 - Letter to Issuer (previously filed)

Exhibit 3 - Letter to Issuer (previously filed)

Exhibit 4 - Letter to Issuer (previously filed)

Exhibit 5 - Letter to Issuer (previously filed)

Exhibit 6 - Letter to Issuer (previously filed)

Exhibit 7 - Letter to Nominee (previously filed)

Exhibit 8 - Nomination Letter (previously filed)

Exhibit 9 - Press Release (previously filed)

Exhibit 10 - Rule 10b5-1 Trading Plan (previously filed)

Exhibit 11 - Voting Agreement (previously filed)

Exhibit 12 - Press Release

                                   EXHIBIT 12

            PRESS RELEASE

            3/5/2007

            FOR IMMEDIATE RELEASE

            Thomas R. Hudson Jr. Announces Resignation From Cornell Companies, Inc. Board of Directors

            Norwalk, Connecticut, March 5, 2007 - Pirate Capital LLC today announced the resignation of Thomas R. Hudson Jr. from the Board of Directors of Cornell Companies, Inc. (NYSE: CRN). The resignation will be effective immediately in order to pursue board efforts at The Brink's Company, including Mr. Hudson's previously stated intention to seek strategic alternatives, more ardently.

            Mr. Hudson, the Founder and Manager of Pirate Capital, commented: "I am pleased to say that Cornell is a very different company than when I joined the board almost two years ago. In my tenure on the board, I have worked to see the stock appreciate from $13.60 to $20.50 per share. The company is now well-positioned to take advantage of the tremendous growth opportunities in the corrections industry, and has a new management team and a strong board in place leading it forward."

            About Pirate Capital

            Pirate Capital serves as the investment advisor to four event-driven hedge funds: Jolly Roger Fund LP, Jolly Roger Offshore Fund LTD, Jolly Roger Activist Fund LP and Jolly Roger Activist Fund LTD. Pirate Capital is registered with the Securities and Exchange Commission as an investment advisor under the Investment Advisers Act of 1940.

            Contact:

            Tom Becker
            Sitrick And Company, Inc.
            212.573.6100